October 22, 2024

VIA E-mail

Radin Ahmadian
950 Third Avenue
New York, New York 10022

                      Re:    Coller Private Credit Secondaries (the    Fund   )
                             File Nos. 811-24003; 333-282188

Dear Mr. Ahmadian:

        We have reviewed the registration statement on Form N-2 filed September 18, 2024, with
the Commission on behalf of the Fund (the    Registration Statement   ) with
respect to an offering
of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

General

   1. Going forward, please provide a cover letter introducing the filing and providing specifics concerning the reason for making the filing.

   2. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   3. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the
      Registration Statement. Please inform us of the anticipated timing of any applications or requests for relief.

   4. Please tell us if you have presented or will present any    test the
waters    materials to
      potential investors in connection with this offering. If so, we may have additional comments.
 Radin Ahmadian
Page 2

   5. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

   6. The Registration Statement appears to contemplate a transaction with the Predecessor
      Fund that will occur after your decision to become registered as an investment company.
      Please tell us how this transaction will be structured to comply with section 17 of the
      1940 Act, including any no-action relief upon which you intend to rely.


                                           Prospectus

Cover

   7. In the Fund   s investment objective, please move the terms    discount
capture    and
         contractual interest    to strategy disclosure. Please provide a plain
English explanation
      of what these terms mean, explain how they are achieved, and the impact to the Fund
      when they are achieved. Please ensure any conflicts     such as fees
payable to the
      Adviser or its affiliates     associated with these aspects of your
strategy are addressed.

   8. The first line of the second paragraph states    In pursuing its
investment objective, the
      Fund intends to invest primarily in an actively managed portfolio of credit assets.
      Please disclose how the Fund defines the term    credit assets    and
what types of
      investments are credit assets (please provide this disclosure in addition to disclosure
      indicating how the Fund will obtain exposure to    credit assets   ).
Please elaborate on
      your response here in the Summary section Investment Objectives and Strategy.

   9. The penultimate sentence in the second paragraph states    The Fund   s
investments will
      primarily be acquired through privately negotiated transactions from investors in existing
      Private Credit Investments, either directly or indirectly through special purpose fund
      structures   .    Please clarify this sentence in the disclosure,
addressing the following:

          a. In the definition of Secondary Transactions, please clarify that
 directly    refers to
             investments obtained from investors in existing Private Credit Investments, and not from the Private Credit Investments themselves.

          b. Please disclose the nature of the    special purpose fund
structures    (e.g., are they
             wholly-owned by the Fund? Are they registered? If not, on what the basis are they excluded from registration under the 1940 Act? Will they hold more than one investment?).

          c. Please disclose the process by which the Fund would acquire Secondaries through
             a    special purpose fund structure,    noting the parties to the
negotiations, transfer
             restrictions and procedures, and ultimate ownership of the investments.
 Radin Ahmadian
Page 3

          d. Please explain to us supplementally the types of assets the special purpose fund structures will hold.

   10. With respect to the Proposed Reorganization, please disclose how the Predecessor Fund shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase Shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the Prospectus.

      Also concerning the Proposed Reorganization, please address the following supplementally in correspondence:

          a. Please tell us the nature of the relationship between the transacting parties and the business and other reasons behind the Proposed Reorganization.

          b. Please explain to us what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of the Fund.

          c. For the assets being transferred, please tell us whether the Predecessor Fund, its adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

          d. What are the future operating plans of the selling entity and the retained assets?
             Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

          e. Will any LPs from the selling entity be transferring into the purchasing entity?
             Will any of the selling entity   s management be involved with the
purchasing
             entity post asset purchase?

          f. How will the purchase impact the future strategy of the purchasing entity?

          g. Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

          h. Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

          i. Please explain to us whether the Predecessor Fund meets the definition of a
             "fund" as defined in Rule 6-11(a)(2) under the 1940 Act. If the Predecessor Fund meets the definition of a fund, please explain how the requirements of Rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the
             Predecessor Fund and what fiscal year-ends and interim periods will be included.
 Radin Ahmadian
Page 4

              If the Predecessor Fund does not meet the definition of a
fund,    please discuss
              with the Staff what Predecessor Fund financial information will be provided, which may include an audited schedule of investments that complies with Article
              12 of Regulation S-X and presents the fair value of investments according to
              FASB ASC 820.

          j. Please note, to the extent that you intend to present the prior performance of the
             Predecessor Fund within the registration statement, we will have further comments.

   11. In the third full paragraph on page ii, the disclosure indicates that the Proposed
       Reorganization is subject to Board approval and that    [t]here is no
guarantee that [it] will
       be approved or consummated.    Please explain to us whether the Fund
believes that the
       Proposed Reorganization is probable. If it has been determined that the reorganization is not yet probable, please provide us with an analysis of the factors considered in arriving at this determination and why you believe it is appropriate to refer to it.

   12. On the Cover, please disclose and specify the Fund   s principal
strategies that are
       speculative (e.g., use of leverage, high yield/distressed debt and emerging markets investment) and include a cross-reference to the disclosure regarding the risks associated with these strategies. See Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide
       6.

Summary of Offering Terms

      Investment Objectives and Strategy (page 2)

   13. Please disclose how the Fund seeks to achieve its investment objective through investment in Private Credit Investments -- how do these investments provide the discount capture, contractual interest, and capital appreciation? In doing so, please address the following in Summary fashion here and in greater detail later in the prospectus (as applicable):

          a. Please disclose the types of data and analysis that the Fund will use to select its
             investments. Also, given the Fund   s intention to invest
primarily in an actively
             managed portfolio of credit assets,    please clarify how this
strategy will further
             the Fund   s objective to seek capital appreciation (e.g., will
the Fund be seeking
             undervalued debt securities and how will it determine that such security is undervalued?).

          b. Please revise strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please
             address the Fund   s strategies for dealing with under- and
non-performing
             investments. Revised disclosure should address the Adviser   s
experience and
             capabilities. In addition, please address any portfolio construction parameters such as position and sector limits, and similar considerations. Radin Ahmadian
Page 5

          c. Please briefly disclose the Fund   s principal investments, such
as those disclosed
             on page 32 in Private Credit Strategies.

   14. Please confirm that the calculation of the Fund   s 80% test will not
include uncalled
       capital commitments that the Fund has made for Private Credit
Investments.

   15. Either here or at an appropriate place within the Registration Statement, regarding
       Secondary Transactions, please disclose whether the Fund will obtain consents or other approvals from the issuers in all instances prior to purchasing the secondary investment.
       If the Fund will not obtain consents in certain circumstances, please disclose so and explain why not.

   16. In the last paragraph on page 2, to avoid confusion, please delete or replace the word
          diversified    as the Fund is characterized as non-diversified under
the 1940 Act.

   17. In the first full paragraph on page 4, the disclosure states    The Fund
may make
       investments directly or indirectly through one or more wholly owned
subsidiaries   .
       Regarding the Fund   s use of Subsidiaries:

          a. Please note, any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. For purposes of complying with section 15(c), the
             reviews of the Fund   s and Subsidiaries    investment advisory
agreements may be
             combined.

          b. Confirm in correspondence that each Subsidiary and its board of directors will
             agree to inspection by the staff of the Subsidiary   s books and
records, which will
             be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

          c. Confirm any wholly-owned Subsidiary   s management fee (including
any
             performance fee), if any, will be included in the line item
Advisory Fee    and the
             wholly-owned Subsidiary   s expenses will be included in    Other
Expenses    in the
             Fund   s fee table.

          d. For any foreign Subsidiaries, please confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United
             States.

      Principal Risk Factors (page 4)

   18. On page 16, in Leverage Utilized by the Fund, the disclosure states
The Fund may also
       borrow money through a credit facility or other arrangements   .
Please discuss in
       further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.
 Radin Ahmadian
Page 6

   19. In Investment Objective and Strategy, the disclosure states the Adviser
uses    quantitative
       and qualitative analyses    in determining the Fund   s investments.
Please disclose the
       risks associated with quantitative and data-driven analysis.

      Share Classes; Minimum Investments (page 17)

   20. With respect to minimum investment amounts for each share class, the disclosures states
          The Fund, in its sole discretion, may waive these minimums, including for trustees of the Fund and [Coller Capital Employees] and vehicles controlled by such employees
       [emphasis added].    Please explain to us supplementally if there are
additional
       circumstances under which minimums may be waived and what those circumstances are.

      Advisory Fee (page 21)

   21. In the first paragraph of this section, the disclosure states that the
Advisory Fee is    based
       on the greater of (i) the Fund   s NAV and (ii) the Fund   s NAV less
cash and cash
       equivalents plus the total of all commitments made by the Fund that have not yet been
       drawn for investment.    Please disclose any conflicts this calculation
of the Advisory Fee
       presents and any procedures in place for managing the conflicts and ensuring the advisory fee is reasonable and appropriately calculated. For example, would the Adviser have an increased incentive to make investments with longer term unfunded commitments or engage in an over-commitment strategy?

   22. On page 22, in the first full paragraph, the disclosure states    the
Adviser and its affiliates
       will be entitled to reimbursement by the Fund of the Adviser   s and its
affiliates    cost of
       providing the Fund with certain non-advisory services.    Please confirm
these
       reimbursements are subject to the same three-year restrictions as those reimbursements covered within the Expense Limitation Agreement (or if these reimbursements are covered under the agreement, please disclose so).

      Incentive Fee (page 22)

   23. The disclosure indicates that Pre-incentive fee net investment income includes income generated from original issue discounts and payment-in-kind income. Will the Fund invest in instruments with deferred payment as a principal strategy? If so, then revise your Investment Strategy disclosure to address what these income sources are and how they will impact the Fund.

Summary of Fees and Expenses (pages 26)

   24. Do the calculations presented in the fee table assume a certain amount of leverage? If so, disclose this amount in the narrative preceding the fee table.

   25. Consistent with Form N-2, the fee table includes a parenthetical after Estimated Annual
       Operating Expenses noting that the expenses are shown as    a percentage
of net assets
       attributable to Shares.    Disclosure in footnote 3 explains that the
Advisory Fee may be
       based on either NAV or the amount of NAV less cash and cash equivalents plus the total
 Radin Ahmadian
Page 7

       of all commitments made by the Fund that have not yet been drawn for investment.
       Please explain to us how the Fund may account for both methods of calculating the
       Advisory Fee without causing the fee table   s presentation of the
Advisory Fee to be
       misleading. Please also disclose how each method was recalculated to be based on the
       Fund   s net assets as presented in the fee table.

Use of Proceeds (page 29)

   26. The disclosure in this section states that the proceeds from the sale of Shares will be invested by the Fund in accordance with its investment objective and principal strategies
          as soon as practicable after receipt    and that the Fund
anticipates that it will take a
       longer period of time to allocate proceeds   to certain investments.
Please disclose with
       greater specificity what time period    as soon as practicable    and
what    longer period of
       time    means (e.g., three months). Please note that it should not take longer than six
       months to invest all proceeds. Please confirm that in the event of such a delay, the Fund will obtain shareholder consent to go beyond six months as required by the Guidelines.
       See Item 7.2 of Form N-2; Guide 1 to Form N-2.

Investment Objectives and Strategy (page 30)

   27. On page 32, under Special Situations/Other Private Asset Strategies, the disclosure indicates the Fund may invest in consumer debt. If principal, please clarify the types of consumer debt the Fund will finance and how it will gain access to these investment opportunities.

Coller Capital and Adviser History and Experience (page 34)

   28. On page 36, in the third paragraph, please clarify the meaning of intermediary-drive
       transactions   . In addition, to the extent that you focus on    highly
customized solutions to
       meet   complex sets of challenges   , as referenced in the fourth
paragraph on page 36,
       please clarify who is responsible for costs associated with customization for both consummated and unconsummated deals.

Conflicts of Interest (page 65)

   29. Please disclose here or at an appropriate place within the Registration Statement, the
       Adviser   s conflict in determining the Fund   s use of leverage while
receiving an asset-
       based Advisory Fee. Please also disclose the Adviser   s similar
conflict of receiving an
       asset-based fee while determining the fair valuation of the Fund   s
investments (the
       disclosure on page 74 in Net Asset Valuation states    The Board has
designated the
       Adviser to perform fair value determinations [of the Fund   s
investments]   in accordance
       with its procedures and Rule 2a-5   ).
 Radin Ahmadian
Page 8

Purchasing Shares (page 77)

       General Purchase Terms

   30. In the first full sentence at the top of page 78, the disclosure states An investor who misses the acceptance date will have the acceptance of its investment in the Fund delayed
       until the following month.    Please clarify what this disclosure means.
What is the
       acceptance date and when does it occur? How would an investor miss this date? Will funds have transferred prior to the acceptance date that may need to be held until the following month? If so, please explain to us what happens to those funds, including who has access and control over them.

Repurchase of Shares (page 80)

   31. On page 81, the disclosure in the last sentence of the second paragraph
states    The Fund
       may cause the repurchase of a Shareholder   s Shares if, among other
reasons, the Fund
       determines that such repurchase would be in the interest of the Fund. Please remove this
       statement or explain why repurchasing an individual Shareholder   s
Shares in this manner
       would be consistent with section 23 of the 1940 Act.

   32. Please revise this section, and throughout the Registration Statement, to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Disclosure should not address any procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers.

Certain Provisions in Declaration of Trust (page 85)

   33. We note the statement that the description of the Declaration of Trust is not definitive.
       Please clarify what is intended by this statement and include a statement that you have described all material provisions in your prospectus.

                                             Exhibits

   34. Please include the Fund   s governing documents as Exhibits to the
Registration Statement.
       We may have further comments.

   35. Please provide audited seed financial statements of the Registrant.


                                 *       *      *       *       *       *
 Radin Ahmadian
Page 9


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
6779 or Rossottok@sec.gov.

                                                Sincerely,

                                                /s/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP
    Christian Sandoe, Assistant Director
    Jay Williamson, Branch Chief
    Jeff Long, Staff Accountant